Exhibit 99.1
Income Statement by activity
Unaudited

	For the three months ended March 31, 2020			For the three months ended March 31, 2019
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	20,567	20,523	82	24,481	24,418	91
Cost of revenues	18,878	18,868	48	21,181	21,157	52
Selling, general and other costs	1,439	1,433	6	1,517	1,510	7
Research and development costs	933	933	—	673	673	—
Result from investments	42	(16)	58	58	1	57
Gains on disposal of investments	5	5	—	—	—	—
Restructuring costs	20	20	—	204	204	—
Net financial expenses	213	213	—	244	244	—
(Loss)/profit before taxes	(869)	(955)	86	720	631	89
Tax expense	825	816	9	212	203	9
Result from intersegment investments	—	77	—	—	80	—
Net (loss)/profit from continuing operations	(1,694)	(1,694)	77	508	508	80
Profit from discontinued operations, net of tax	—	—	—	111	111	—
Net (loss)/profit	(1,694)	(1,694)	77	619	619	80

Adjusted EBIT	52	(34)	86	1,067	978	89

Statement of Financial Position by activity
Unaudited

	At March 31, 2020			At December 31, 2019
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Assets
Goodwill and intangible assets with indefinite useful lives	14,614	14,614	—	14,257	14,257	—
Other intangible assets	12,538	12,534	4	12,447	12,442	5
Property, plant and equipment	28,511	28,504	7	28,608	28,605	3
Investments and other financial assets	3,439	3,859	1,598	3,019	3,467	1,549
Deferred tax assets	1,175	1,148	27	1,689	1,660	29
Inventories	11,368	11,344	24	9,722	9,722	—
Assets sold with a buy-back commitment	1,631	1,631	—	1,626	1,626	—
Trade receivables	1,791	1,801	37	2,064	2,067	30
Receivables from financing activities	2,348	909	2,668	3,155	1,106	3,176
Tax receivables	465	461	4	466	459	7
Other assets	5,185	5,179	10	5,601	5,594	7
Cash and cash equivalents	12,134	11,827	307	15,014	14,867	147
Assets held for sale	316	316	—	376	376	—
TOTAL ASSETS	95,515	94,127	4,686	98,044	96,248	4,953
Equity and Liabilities
Equity	26,520	26,520	2,017	28,675	28,675	1,995
Employee benefits liabilities	9,163	9,161	2	9,051	9,049	2
Provisions	13,657	13,652	6	14,005	14,000	7
Deferred tax liabilities	1,879	1,879	—	1,628	1,628	—
Debt	14,213	12,983	2,459	12,901	11,278	2,750
Trade payables	20,498	20,492	43	21,616	21,610	26
Other financial liabilities	680	680	—	318	318	—
Tax liabilities	380	367	19	400	378	27
Other liabilities	8,327	8,191	140	9,214	9,072	146
Liabilities held for sale	198	202	—	236	240	—
TOTAL EQUITY AND LIABILITIES	95,515	94,127	4,686	98,044	96,248	4,953

Statement of Cash Flows by activity
Unaudited

	For the three months ended March 31, 2020			For the three months ended March 31, 2019
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
CASH FLOW FROM OPERATING ACTIVITIES:
Net (loss)/profit from continuing operations	(1,694)	(1,694)	77	508	508	80
Amortization and depreciation	1,335	1,334	1	1,383	1,382	1
Net losses/(gains) on disposal of non-current assets and other non-cash items	718	698	(57)	(40)	(60)	(60)
Dividends received	72	93	—	56	59	—
Change in provisions	(464)	(464)	—	(201)	(201)	—
Change in deferred taxes	734	733	1	54	52	2
Change in items due to buy back commitments and GDP vehicles	32	35	(3)	(39)	(39)	—
Change in working capital	(3,553)	(3,550)	(3)	(651)	(660)	9
Cash flows (used in)/from operating activities - discontinued operations	—	—	—	(371)	(371)	—
TOTAL	(2,820)	(2,815)	16	699	670	32
CASH FLOWS (USED IN)/FROM INVESTING ACTIVITIES:
Investments in property, plant and equipment and intangible assets	(2,327)	(2,327)	—	(1,376)	(1,376)	—
Investments in joint ventures, associates and unconsolidated subsidiaries	—	—	—	(1)	(1)	—
Proceeds from the sale of tangible and intangible assets	48	48	—	9	9	—
Net change in receivables from financing activities	615	17	598	578	101	477
Change in securities	283	283	—	—	—	—
Other changes	2	2	—	(63)	(63)	—
Cash flows used in investing activities - discontinued operations	—	—	—	(113)	(113)	—
TOTAL	(1,379)	(1,977)	598	(966)	(1,443)	477
CASH FLOWS (USED IN)/FROM FINANCING ACTIVITIES:
Net change in debt and other financial assets/liabilities	1,324	1,720	(396)	(758)	(270)	(488)
Distributions paid	—	—	(21)	(5)	(5)	(3)
Cash flows from/(used in) financing activities - discontinued operations	—	—	—	(48)	(48)	—
TOTAL	1,324	1,720	(417)	(811)	(323)	(491)
Translation exchange differences	(7)	30	(37)	231	226	5
TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(2,882)	(3,042)	160	(847)	(870)	23

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	15,014	14,867	147	12,450	12,275	175
ADD: CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD - INCLUDED WITHIN ASSETS HELD FOR SALE	17	17	—	719	719	—
TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(2,882)	(3,042)	160	(847)	(870)	23
LESS: CASH AND CASH EQUIVALENTS AT END OF THE PERIOD - INCLUDED WITHIN ASSETS HELD FOR SALE	15	15	—	418	418	—
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	12,134	11,827	307	11,904	11,706	198

Net Cash/(Debt) by activity
Unaudited

	At March 31, 2020			At December 31, 2019
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Third parties debt (Principal)	(14,236)	(12,526)	(1,710)	(12,910)	(11,121)	(1,789)
Capital market(1)	(6,675)	(6,345)	(330)	(6,676)	(6,277)	(399)
Bank debt	(5,381)	(4,080)	(1,301)	(3,868)	(2,642)	(1,226)
Other debt(2)	(496)	(418)	(78)	(726)	(564)	(162)
Lease liabilities	(1,684)	(1,683)	(1)	(1,640)	(1,638)	(2)
Accrued interest and other adjustments(3)	23	28	(5)	9	10	(1)
Debt with third parties from continuing operations (excluding held for sale)	(14,213)	(12,498)	(1,715)	(12,901)	(11,111)	(1,790)
Debt classified as held for sale	(67)	(67)	—	(81)	(81)	—
Debt with third parties including held for sale	(14,280)	(12,565)	(1,715)	(12,982)	(11,192)	(1,790)
Intercompany, net(4)	—	258	(258)	—	792	(792)
Current financial receivables from jointly-controlled financial services companies(5)	51	51	—	83	83	—
Debt, net of intercompany, and current financial receivables from jointly-controlled financial service companies, including held for sale	(14,229)	(12,256)	(1,973)	(12,899)	(10,317)	(2,582)
Derivative financial assets/(liabilities), net of collateral deposits (excluding held for sale)(6)	250	248	2	(178)	(178)	—
Current debt securities(7)	169	169	—	480	480	—
Cash and cash equivalents	12,134	11,827	307	15,014	14,867	147
Cash and cash equivalents, current debt securities and Derivative financial assets/(liabilities), net, classified as held for sale	13	13	—	17	17	—
Total Net cash/(debt) including held for sale	(1,663)	1	(1,664)	2,434	4,869	(2,435)
Net industrial cash/(debt) from continuing operations (excluding held for sale)(8)		111			4,859
Net industrial cash/(debt) from held for sale(8)		(110)			10
Total Net industrial cash/(debt)		1			4,869
________________________________________________________________________________________________________________________________________________
Note: The assets and liabilities of FCA's global cast iron components business have been classified as held for sale within the Consolidated Statement of Financial Position at December 31, 2019 and March 31, 2020.
(1) Includes notes issued under the Medium Term Programme, or MTN Programme, and other notes (€6,345 million at March 31, 2020 and €6,277 million at December 31, 2019) and other debt instruments (€330 million at March 31, 2020 and €399 million at December 31, 2019) issued in financial markets, mainly from LATAM financial services companies.
(2) Includes asset-backed financing, i.e. sales of receivables for which de- recognition is not allowed under IFRS (€68 million at March 31, 2020 and €151 million at December 31, 2019), and other debt.
(3) Includes adjustments for fair value accounting on debt and net (accrued)/deferred interest and other amortizing cost adjustments.
(4) Net amount between industrial activities entities' financial receivables due from financial services entities (€744 million at March 31, 2020 and €960 million at December 31, 2019) and industrial activities entities' financial payables due to financial services entities (€486 million at March 31, 2020 and €168 million at December 31, 2019).
(5) Financial receivables due from FCA Bank.
(6) Fair value of derivative financial instruments (net positive €214 million at March 31, 2020 and net negative €220 million at December 31, 2019) and collateral deposits (€36 million at March 31, 2020 and €42 million at December 31, 2019).
(7) Excludes certain debt securities held pursuant to applicable regulations (€66 million at March 31, 2020 and €50 million at December 31, 2019).
(8) At March 31, 2020 amounts include net intercompany financial payables due from activities included within assets held for sale of €56 million (net intercompany financial payables due to activities included within assets held for sale €74 million at December 31, 2019).